UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commission File No. 0-8707

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Nature’s Sunshine Products, Inc.

Tax Deferred Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Nature’s Sunshine Products, Inc.

75 East 1700 South

P.O. Box 19005

Provo, UT  84605-9005

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

Date: June 26, 2006	By:	/s/ Stephen M. Bunker
Chief Financial Officer, Vice President of Finance and Treasurer of Nature’s Sunshine Products, Inc., the Plan Administrator

NATURE’S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2005 and 2004 and
for the Years Then Ended

Together with Reports of Independent Registered Public
Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Administrator of the
Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the financial statements was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 26, 2006

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Administrators of the
Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 31, 2004, is presented for the purpose of complying with the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregory & Eldredge, LLC

/s/ Gregory & Eldredge, LLC

May 23, 2005

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets

Investments, at fair value	$33,753,457	$31,456,751

Receivables:
Employee contributions	64,087	63,765
Employer contribution	51,842	51,317
Interest	1,760	—

Total receivables	117,689	115,082

Cash	—	1,016

Total assets	33,871,146	31,572,849

Liabilities

Investments purchased in excess of cash balances	71,148	76,633
Excess contributions payable	9,542	20,956

Total liabilities	80,690	97,589

Net assets available for benefits	$33,790,456	$31,475,260

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$500,578	$8,577,669
Interest and dividends	301,323	270,493

Total investment income	801,901	8,848,162

Contributions:
Employee	1,401,428	1,225,766
Employer	1,147,391	1,010,891

Total contributions	2,548,819	2,236,657

Total additions	3,350,720	11,084,819

Deductions from net assets attributed to:
Benefits paid to participants	1,035,524	719,655

Increase in net assets available for benefits	2,315,196	10,365,164

Net assets available for benefits:
Beginning of year	31,475,260	21,110,096

End of year	$33,790,456	$31,475,260

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

1. Description of the Plan

The following brief description of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide retirement benefits to eligible employees of Nature’s Sunshine Products, Inc. (the Company) and its domestic subsidiaries. Employees that are 18 years of age or older are eligible immediately upon hire. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participating employees may elect to contribute a percentage of their eligible compensation not to exceed 15%. Contributions are limited by the IRC, which established a maximum contribution of $14,000 ($18,000 for participants over age 50) for the year ended December 31, 2005 and $13,000 ($16,000 for participants over age 50) for the year ended December 31, 2004. Highly compensated employees, as defined in the IRC, may contribute a percentage of their annual compensation, not to exceed 5%.

The Company matches the participants’ contributions to the Plan at 100% up to a maximum of 5% of their eligible compensation.

Rollovers from other plans are not permitted.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

1. Description of the Plan Continued

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan. Investment options include 20 mutual funds, a common collective trust fund and the common stock of the Company. Participants may change their election or transfer monies between certain funds at any time.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. A participant is 100% vested in the employer contributions and related earnings after three years of qualifying service, or upon attaining the Plan’s normal retirement age of 59 ½, or upon death or certain types of disability while an employee.

Payment of Benefits

The Plan provides for benefit distributions (either as an annuity, installment or lump sum) to Plan participants or their beneficiaries of their vested account balance upon termination of employment (including death), certain types of disability or attainment of age 59 ½ (retirement age) while employed by the Company. Vested benefits may also be rolled over into another retirement plan.

If the value of a vested account is not greater than $1,000 prior to the inclusion of rollover or direct transfer contributions when employment is terminated, the benefit will be distributed to the participant following the date of termination.

If the value of a vested account is greater than $1,000 but not more than $5,000 and the participant does not elect to receive the distribution or roll it over to an eligible retirement plan, the Plan Administrator will automatically rollover the distribution to a Merrill Lynch Individual Retirement Rollover Account when employment is terminated.

1. Description of the Plan Continued

Hardship Withdrawals

Participants may withdraw all or part of their vested account balances including voluntary contributions (but none of the income earned on such contributions) upon demonstration of a financial hardship subject to the requirements of the Plan. Hardship withdrawals are permitted based on the safe harbor rules.

Forfeitures

Forfeitures are used first to fund future employer contributions, then to offset Plan administrative costs, and finally by allocation to the participant’s accounts. During the years ended December 31, 2005 and 2004, the forfeiture account earned $1,022 and $603, respectively, and forfeitures utilized to reduce Company contributions totaled $44,799 and $36,038, respectively. Additional forfeitures that became available for general use for the years ended December 31, 2005 and 2004 totaled $44,482 and $32,338, respectively. As of December 31, 2005 and 2004, the balance in the forfeiture account was $3,667 and $840, respectively.

2. Summary of Significant Accounting Policies	Basis of Accounting The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

2. Summary of Significant Accounting Policies Continued

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of the Company’s common stock are valued at quoted market price. Shares of mutual funds are valued at quoted market prices, which together with shares of the Company’s common stock represent the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the asset value per unit as determined by the common collective trust as of the valuation date. Net appreciation (depreciation) in the market value of investments includes both realized and unrealized gains and losses.

Purchases and sales of securities are recorded on a trade-date basis. Common stock and trust dividend income is recorded on the ex-dividend date. Investment earnings are automatically reinvested into the fund from which they were derived.

Payment of Benefits Benefits are recorded when paid by the Plan. Administrative Costs The Company pays the majority of the costs incurred in administering the Plan.

Participant Loans Loans are not allowed by the Plan document.

3. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the statements of net assets available for benefits.

3. Risks and Uncertainties Continued

As of December 31, 2005 and 2004, approximately 20% and 36%, respectively, of total investments were held in Company common stock. These assets are exposed to market risk from changes in the fair market value of such shares.

4. Investments	The Plan’s investments that represented 5% or more of the total Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
Nature’s Sunshine Products, Inc. Common Stock	$6,921,938	$11,239,448
Merrill Lynch Retirement Preservation Trust Fund	5,752,003	4,391,583
Columbia Marsico Growth Fund Class A	4,153,174	3,637,365
PIMCO Total Return Fund Class A	3,187,711	2,264,728
Massachusetts Investors Trust Fund	1,993,080	1,990,337
Merrill Lynch Equity Dividend Fund Class A	1,978,468	*
Columbia Acorn Fund Class A	1,914,696	*

* These investments did not exceed 5% or more of total net assets available for benefits as of December 31, 2004 and, therefore, are not shown separately.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2005	2004
Common stock	$(972,423)	$6,947,579
Mutual funds	1,473,001	1,667,610
Other, net	—	(37,520)
Net appreciation in fair value	$500,578	$8,577,669

5. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the terms of the Plan agreement and the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer matching contributions and they become non-forfeitable.

6. Tax Status

The Plan was amended and restated using a Merrill Lynch non-standardized prototype plan document, effective January 1, 2003. The Internal Revenue Service has informed the trustee by an opinion letter dated June 4, 2002 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Company believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

7. Parties-in- Interest Transactions

Certain Plan investments include mutual funds and a common collective trust fund managed by Merrill Lynch, Pierce Fenner & Smith, who is also the Plan trustee, and therefore a party in interest. While transactions involving plan assets with a party in interest are usually prohibited, these transactions are exempt under ERISA Section 408(b)(8) since they are allowed under the terms of the Plan and the fees for such services are based upon reasonable rates for such services. Some of those fees were paid by the Company.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions. The Plan purchased approximately 32,000 and 57,000 shares of the Company’s common stock during the years ended December 31, 2005 and 2004, respectively, and sold approximately 201,000 and 96,000 shares of the Company’s common stock during the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, the Plan held 382,851 and 552,036 shares, respectively, of common stock of the Company, with a cost basis of $7,763,463 and $4,941,474, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $84,709 and $116,284, respectively, related to the common stock of the Company.

8. Subsequent Events	As of December 31, 2005, the Plan held 382,851 shares of the Company’s common stock with a fair value of $18.08 per common share. As of June 22, 2006, the quoted market price was $9.80 per share.

9. Contingencies

The U.S. Department of Labor has commenced a review of the Plan. As of June 26, 2006, the Plan had not been notified of any formal deficiency assertions associated with the review; however, the review is continuing and could result in actions and/or penalties asserted against the Plan, the Plan’s administrator or other Plan fiduciaries.

During 2006, multiple parties commenced prospective class action lawsuits against the Company. Given the Plan’s ownership of shares of the Company’s common stock for the account of certain Plan participants, the Plan intends to engage independent legal counsel to advise the Plan’s investment fiduciary regarding the implications of the pending claims with respect to shares of the Company’s common stock held by the Plan.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Plan 002 EIN 87-0327982

Schedule H Part IV, Item 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Common Collective Trust:

*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust Fund	5,752,003	**	$5,752,003

		Mutual Funds:

	Columbia Management	Columbia Marsico Growth Fund Class A	220,796	**	4,153,174
	PIMCO	PIMCO Total Return Fund Class A	303,592	**	3,187,711
	MFS	Massachusetts Investors Trust Fund	108,026	**	1,993,080
*	Merrill Lynch	Merrill Lynch Equity Dividend Fund Class A	125,617	**	1,978,468
	Columbia Management	Columbia Acorn Fund Class A	69,449	**	1,914,696
	Oakmark	The Oakmark Equty & Income Fund II	60,453	**	1,505,874
	Van Kampen	Van Kampen Emerging Growth Fund Class A	31,328	**	1,304,500
	Franklin Templeton Investments	Franklin Mutual Beacon Fund Class A	83,219	**	1,284,903
	American Funds	American Europacific Growth Fund R3	15,506	**	629,696
	JP Morgan	JP Morgan Mid-Cap Value Class A	26,745	**	622,614
*	Merrill Lynch	Merril Lynch International Value Fund Class A	19,410	**	522,893
*	Merrill Lynch	Merrill Lynch International Value Fund Class I	19,291	**	520,845
*	Merrill Lynch	Merrill Lynch Global Allocation Fund Class A	28,927	**	488,582
*	Merrill Lynch	Merrill Lynch Basic Value Fund Class A	14,840	**	458,866
*	Merrill Lynch	Merrill Lynch Fundamental Growth Fund Class A	6,628	**	124,207
	Calvert	Calvert Income Fund	5,942	**	99,586
*	Merrill Lynch	Merrill Lynch U.S. Govt Mortgage Fund Class A	8,611	**	86,713
	Davis Funds	Davis NY Venture Fund Class A	68,753	**	74,309
	Ivy Funds	Ivy International Fund Class A	2,657	**	72,254
	PIMCO	PIMCO Stock Plus Fund Class A	4,668	**	46,167
		Total Mutual Funds			21,069,138

		Common Stock:

*	Nature’s Sunshine Products, Inc.	Common Stock	382,851	**	6,921,938

*	Merrill Lynch	Pending Account	10,378	**	10,378

		Total Investments			$33,753,457

* denotes a party-in-interest as defined by ERISA

** not required as investments are participant directed

See accompanying report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Tanner LC
23.2	Consent of Independent Registered Public Accounting Firm — Gregory & Associates, LLC (formerly Gregory & Eldredge, LLC)